Exhibit 99.1

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

HUTCHMED (China) Limited
和黃醫藥（中國）有限公司

(Incorporated in the Cayman Islands with limited liability)

(Stock Code: 13)

INSIDE INFORMATION

HUTCHMED Announces SANOVO Trial Demonstrated Significant Progression-Free Survival Benefit of ORPATHYS® Plus TAGRISSO® in Treatment-Naïve Patients with

MET-Overexpressing EGFR-mutated Lung Cancer in China

— Findings build on the established success of the global SAFFRON and China SACHI trials, extending the clinical value of the all-oral combination into the first-line setting —

This announcement is made by HUTCHMED (China) Limited (“HUTCHMED”) pursuant to Rule 13.09(2)(a) of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited and the Іnside Іnformation Provisions under Part XІVA of the Securities and Futures Ordinance (Cap. 571).

HUTCHMED today announces positive high-level results from the SANOVO China Phase III trial in treatment-naïve patients with locally advanced or metastatic non-small cell lung cancer (“NSCLC”) whose tumors harbor epidermal growth factor receptor (“EGFR”) mutation and MET overexpression. ORPATHYS® (savolitinib) plus TAGRISSO® (osimertinib) demonstrated a statistically significant and highly clinically meaningful improvement in progression-free survival (“PFS”) versus TAGRISSO® alone in both the high MET and intention-to-treat (“ITT”) patient populations.

In both patient populations, the combination also demonstrated a very encouraging clinical benefit in overall survival (“OS”), a secondary endpoint of the trial. The trial will continue to follow-up on these results. These data will be presented at a forthcoming medical meeting.

Professor Yi-Long Wu of the Guangdong Provincial People's Hospital, and the leading Principal Investigator of the SANOVO trial, said: “Co-occurring MET overexpression in treatment-naïve EGFR-mutated NSCLC often compromises the long-term durability of EGFR-TKI monotherapy. The positive findings from SANOVO demonstrate that addressing both pathways upfront with an all-oral, biomarker-directed regimen offers a powerful new approach for these patients whose tumors have MET overexpression. By combining ORPATHYS® with TAGRISSO®, we have observed a clear clinical benefit that could reshape primary treatment strategy for this distinct patient population.”

Dr Weiguo Su, Chief Executive Officer1 and Chief Scientific Officer of HUTCHMED, said: “We are thrilled by the positive results from SANOVO, which validate our strategy of addressing MET-driven disease across multiple stages of lung cancer. Building on the strong foundations of our Phase III SAFFRON global study and SACHI study in China in pre-treated patients, SANOVO data further validate the therapeutic strength and versatility of the ORPATHYS® and TAGRISSO® combination in first-line patients. We are deeply grateful to all patients and investigators who participated in the trial, and we look forward to sharing the data with regulatory authorities to bring this innovative all-oral combination to the first-line setting in China.”

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1 currently on leave of absence.

Dr Jing He, Head of R&D China, AstraZeneca, said: “These positive data underscore the pivotal role of ORPATHYS® in intercepting MET-driven resistance early in the treatment journey. By combining the targeted precision of ORPATHYS® with backbone TAGRISSO®, SANOVO demonstrates a meaningful clinical advancement for treatment-naïve patients with MET overexpression and EGFR mutation. Together with HUTCHMED, we are excited to advance ORPATHYS® in China as a transformative, biomarker-directed addition to frontline lung cancer care.”

The safety profile for ORPATHYS® plus TAGRISSO® was consistent with the known profiles of each medicine, and there were no new safety findings.

ORPATHYS® plus TAGRISSO® is approved in China for patients with locally advanced or metastatic EGFR-mutated (“EGFRm”) NSCLC with MET amplification after disease progression on EGFR-tyrosine kinase inhibitor (“TKI”) therapy based on the SACHI Phase III trial. The combination also reported positive high-level results in the SAFFRON global Phase III trial in EGFRm NSCLC with MET overexpression or amplification after disease progression on TAGRISSO® in August 2026, demonstrating a statistically significant and clinically meaningful improvement in both PFS and overall survival (“OS”).

ORPATHYS® is being jointly developed by AstraZeneca and HUTCHMED and commercialized by AstraZeneca.

About NSCLC and MET aberrations

Lung cancer is the leading cause of death by cancer globally, accounting for almost one in four (23%) cancer deaths.1 Lung cancer is broadly split into NSCLC and small cell lung cancer, with 80-85% of patients diagnosed with NSCLC.2 Approximately 75% of NSCLC patients are diagnosed with advanced disease.3 Additionally, about 10-15% of NSCLC patients in the US and Europe, and 30-40% of patients in Asia, have EGFRm NSCLC.4,5,6

MET is a tyrosine kinase receptor that has an essential role in normal cell development.7 MET overexpression or amplification can lead to tumor growth and the metastatic progression of cancer cells.7,8

About SANOVO

SANOVO is a blinded, randomized, controlled Phase III study in previously untreated patients with locally advanced or metastatic NSCLC with activating EGFR mutations and MET overexpression in China. The study evaluates the efficacy and safety of ORPATHYS® in combination with TAGRISSO® comparing to TAGRISSO® alone, a standard-of-care treatment option for these patients. A total of 326 treatment-naïve patients with locally advanced or metastatic NSCLC harboring EGFR mutations (exon 19 deletion or L858R) and MET overexpression were randomized in a 1:1 ratio to receive TAGRISSO® 80 mg once daily plus either ORPATHYS® or placebo at 300/200 mg twice daily (dosed based on body weight).

The primary endpoint of the study is PFS as assessed by investigators. Other endpoints include PFS assessed by an independent review committee, OS, objective response rate (ORR), duration of response (DoR), disease control rate (DCR), time to response (TTR), and safety. Additional details may be found at clinicaltrials.gov, using identifier NCT05009836.

About ORPATHYS®

ORPATHYS® (savolitinib) is an oral, potent and highly selective MET TKI that has demonstrated clinical activity in advanced solid tumors. It blocks atypical activation of the MET receptor tyrosine kinase pathway that occurs because of mutations (such as exon 14 skipping alterations or other point mutations), gene amplification or protein overexpression.

ORPATHYS® is approved in China for the treatment of adult patients with locally advanced or metastatic NSCLC with MET exon 14 skipping alteration, representing the first selective MET inhibitor approved in China. ORPATHYS® also received a conditional approval in China for the treatment of patients with locally advanced or metastatic gastric cancer or gastroesophageal junction (GC/GEJ) adenocarcinoma patients with MET amplification who have failed at least two prior systemic treatments. ORPATHYS® in combination with TAGRISSO® is approved in China for patients with locally advanced or metastatic EGFR mutation-positive non-squamous NSCLC with MET amplification after disease progression on EGFR TKI therapy based on the SACHI Phase III trial. The combination was also granted a temporary authorization in Switzerland for the treatment of patients with locally advanced or metastatic EGFRm NSCLC and high levels of MET overexpression or amplification who progressed on prior treatment with TAGRISSO®. This was based on results from the global SAVANNAH Phase II trial. The global, randomized, SAFFRON Phase III trial in the same treatment setting comparing the combination with platinum-based chemotherapy, reported positive high-level results demonstrating a statistically significant and clinically meaningful improvement in PFS and OS in August 2026.

About TAGRISSO®

TAGRISSO® (osimertinib) is a third-generation, irreversible EGFR-TKI with proven clinical activity in NSCLC, including the treatment of central nervous system metastases.

TAGRISSO® is approved as monotherapy in more than 120 countries including the US, EU, China and Japan. Approved indications include for first-line treatment of patients with locally advanced or metastatic EGFRm NSCLC, locally advanced or metastatic EGFR T790M mutation-positive NSCLC, adjuvant treatment of early-stage EGFRm NSCLC and locally advanced, unresectable NSCLC following platinum-based chemoradiation therapy. TAGRISSO® is also approved in combination with chemotherapy in more than 80 countries, including the US, EU, China and Japan, for first-line treatment of patients with locally advanced or metastatic EGFRm NSCLC.

About HUTCHMED

HUTCHMED (Nasdaq/AIM: HCM; HKEX: 13) is an innovative, commercial-stage, biopharmaceutical company. It is committed to the discovery and global development and commercialization of targeted therapies and immunotherapies for the treatment of cancer and immunological diseases. Since inception it has focused on bringing drug candidates from in-house discovery to patients around the world, with its first four medicines marketed in China, the first of which is also approved around the world including in the US, Europe and Japan. For more information, please visit: www.hutch-med.com or follow us on LinkedIn.

Forward-Looking Statements

This announcement contains forward-looking statements within the meaning of the “safe harbor” provisions of the US Private Securities Litigation Reform Act of 1995. These forward-looking statements reflect HUTCHMED’s current expectations regarding future events, including its expectations regarding the therapeutic potential of ORPATHYS®, the further clinical development for ORPATHYS®, its expectations as to whether any studies on ORPATHYS® would meet their primary or secondary endpoints, and its expectations as to the timing of the completion and the release of results from such studies. Forward-looking statements involve risks and uncertainties. Such risks and uncertainties include, among other things, assumptions regarding enrollment rates and the timing and availability of subjects meeting a study’s inclusion and exclusion criteria; changes to clinical protocols or regulatory requirements; unexpected adverse events or safety issues; the ability of ORPATHYS®, including as a combination therapy, to meet the primary or secondary endpoint of a study, to obtain regulatory approval in different jurisdictions and to gain commercial acceptance after obtaining regulatory approval; the potential market of ORPATHYS® for a targeted indication; the sufficiency of funding; and AstraZeneca’s ability to successfully develop and commercialize ORPATHYS®. In addition, as certain studies rely on the use of other drug products such as TAGRISSO® as combination therapeutics with ORPATHYS®, such risks and uncertainties include assumptions regarding the safety, efficacy, supply and continued regulatory approval of these therapeutics. Existing and prospective investors are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date hereof. For further discussion of these and other risks, see HUTCHMED’s filings with the US Securities and Exchange Commission, The Stock Exchange of Hong Kong Limited and on AIM. HUTCHMED undertakes no obligation to update or revise the information contained in this announcement, whether as a result of new information, future events or circumstances or otherwise.

Inside Information

This announcement contains inside information for the purposes of Article 7 of Regulation (EU) No 596/2014 (as it forms part of retained EU law as defined in the European Union (Withdrawal) Act 2018).

Medical Information

This announcement contains information about products that may not be available in all countries, or may be available under different trademarks, for different indications, in different dosages, or in different strengths. Nothing contained herein should be considered a solicitation, promotion or advertisement for any prescription drugs including the ones under development.

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1 World Health Organization. International Agency for Research on Cancer. Lung Fact Sheet. Available at: https://gco.iarc.who.int/media/globocan/factsheets/cancers/15-trachea-bronchus-and-lung-fact-sheet.pdf. Accessed August 2026.

2 American Cancer Society. What Is Lung Cancer? Available at: https://www.cancer.org/cancer/types/lung-cancer/about/what-is.html. Accessed August 2026.

3 Chen HJ, et al. Long-term survival of advanced lung adenocarcinoma by maintenance chemotherapy followed by EGFR-TKI. Medicine. 2021;100(6):e24688.

4 Szumera-Ciećkiewicz A, et al. EGFR Mutation Testing on Cytological and Histological Samples in Non-Small Cell Lung Cancer: a Polish, Single Institution Study and Systematic Review of European Incidence. Int J Clin Exp Pathol. 2013;6:2800-2812.

5 Keedy VL, et al. American Society of Clinical Oncology Provisional Clinical Opinion: Epidermal Growth Factor Receptor (EGFR) Mutation Testing for Patients with Advanced Non-Small-Cell Lung Cancer Considering First- Line EGFR Tyrosine Kinase Inhibitor Therapy. J Clin Oncol. 2011;29:2121-2127.

6 Ellison G, et al. EGFR Mutation Testing in Lung Cancer: a Review of Available Methods and Their Use for Analysis of Tumour Tissue and Cytology Samples. J Clin Pathol. 2013;66:79-89.

7 Uchikawa E, et al. Structural basis of the activation of c-MET receptor. Nat Commun. 2021;12(4074).

8 Wang Q, et al. MET inhibitors for targeted therapy of EGFR TKI-resistant lung cancer. J Hematol Oncol. 2019;63.

By Order of the Board

Edith Shih

Non-executive Director and Company Secretary

Hong Kong, August 31, 2026

As at the date of this announcement, the Directors of the Company are:

Senior and Lead Independent Non-executive Director)

Chairman and Non-executive Director:

Dr Dan ELDAR

Executive Directors:

Dr Weiguo SU

(Chief Executive Officer and Chief Scientific Officer)

Mr CHENG Chig Fung, Johnny

(Acting Chief Executive Officer and Chief Financial Officer)

Non-executive Directors:

Ms Edith SHIH

Ms Ling YANG

Independent Non-executive Directors:

Dr Renu BHATIA

(Senior and Lead Independent Non-executive Director)

Dr Chaohong HU

Professor TAN Shao Weng, Daniel

Mr WONG Tak Wai